

SIEBERT

Siebert Financial Corp. ○ 2001 Annual Report

Siebert Financial Corp. ("the Company") is a holding company conducting its retail discount brokerage and municipal and corporate investment banking businesses throughout the country through its wholly-owned subsidiary, Muriel Siebert & Co., Inc., ("Siebert") which operates through eight offices and Siebert Women's Financial Network, Inc., a wholly-owned subsidiary of the Company offering financial products and financial education for women by women. Siebert provides services to its customers through three divisions. Through its retail and WFN Invest divisions, Siebert provides discount brokerage and related services to its retail investor accounts via branches, telephone, Internet and wireless devices. Through its Capital Markets division, Siebert offers institutional clients equity execution services on an agency basis as well as equity, fixed income and municipal underwriting and investment banking services. In addition, this division participates in the secondary markets for Municipal and U.S. Treasury securities and also trades certain securities for its own account. This proprietary trading business is segregated from that of the agency business executed on behalf of institutional clients.

Muriel F. Siebert, the first woman member of the New York Stock Exchange, is the Chairwoman and President of the Company and, as of May, 2002 owned approximately 89% of the outstanding Common Stock of the Company. The Company believes that it is the largest Woman-Owned Business Enterprise ("WBE") that is a New York Exchange member in the capital markets business in the country and the largest Minority and Women's Business Enterprise ("MWBE") in the tax exempt underwriting business in the country through its affiliate, Siebert, Brandford, Shank & Co., L.L.C.

The Company's predecessor was incorporated on April 9, 1934 under the laws of the State of New York. Siebert was incorporated on June 13, 1969 under the laws of the State of Delaware. The principal executive officers of the Company and Siebert are located at 885 Third Avenue, 17th Floor, New York, New York, 10022. The telephone number is (212) 644-2400. The Internet address is www.siebertnet.com.



May 2002

Dear Fellow Shareholders:

On April 30, our principal subsidiary, Muriel Siebert & Co., Inc., signed a strategic alliance with Intuit, the maker of Quicken® software products, to offer discount brokerage services to Quicken and Quicken.com users. We believe that the unique product to result from this collaboration could set a new standard for discount and online brokerage services. More information will follow when the product launches later this year.

Your Company continues to win accolades from respected independent authorities, becoming the only discount broker to rank in *SmartMoney's* top three for the past four years and the only online broker to rank in *Kiplinger's Personal Finance Magazine's* top three for the past three years. Last year, for the first time, the Company also ranked as one of *Money's* best online brokers. We were further honored last month when SiebertNet was named among those top brokerage sites receiving a four-star ranking, the highest given, in *Barron's* 2002 Online Brokers Survey.

We believe these achievements reflect our continuing commitment to provide the highest quality customer service and state-of-the-art technology. We constantly enhance our SiebertNet Web site (www.siebertnet.com) for even greater ease of use and have added substantial educational and analytic tools we believe will keep us ahead of the competitive curve. Active investors find our Level II quotes, streaming real-time news and analysts' actions and technical charts and stock reports very valuable. Our Customer Relationship Management System (CRM) centralizes customer information for speedy response to inquiries and our nationwide phone system enables us to route calls seamlessly with minimal "wait" time.

In 2001, our country was tested in ways few of us could ever have foreseen. Following the implosion of the dotcoms and the start of the decline of the telecoms, our softening economy experienced massive layoffs, the tragic events of September 11, the Enron demise and the disclosure of unethical practices.

In this difficult environment, net income for the year ended Dec. 31. 2001 was $2.5 million, or $0.11 per diluted share, compared with $8.0 million, or $0.34 per diluted share for the year before. Revenues for 2001 were $32.0 million compared to $44.3 million for 2000. Our results, although disappointing to us, are in line with those of our industry.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of the Company's common stock. Under this program, shares are purchased from time to time, at the discretion of the Company, in the open market and in private transactions. Through March 19, 2002, 542,800 shares were purchased at an average price of $5.04 per share. Once serious negotiations with Intuit began, we were advised by counsel not to purchase any more shares. We intend to purchase additional shares depending on market conditions.

Siebert Brandford Shank & Co., LLC. (SBS) your Company's 49%-owned municipal bond underwriting affiliate reported record earnings last year. In 2001, SBS, the nation's largest minority/woman-owned municipal bond underwriter, senior managed over $2.5 billion in municipal financings, a record for a Minority/Woman Owned Business Enterprise. Transactions included: $603 million Detroit Water Supply System, $438 million Detroit Public Schools, $472 million State of Ohio, $286 million City of Philadelphia, and issues exceeding $100 million each for the cities of Denver and Austin.

During 2001 the Women's Financial Network at Siebert, launched its redesigned Web site (www.wfn.com) and planned the January 2002 launch of a co-marketing agreement with AT&T WorldNet Service®. Under the terms of this relationship, WFN at Siebert creates and hosts specialized content on the Women's Finance channel for AT&T WorldNet Services' ISP Web site and the WFNInvest brokerage service is promoted regularly to all AT&T

WorldNet ISP members. Planned expenditures associated with WFN's development and promotion reduced our earnings last year.

Brokerage industry competition continues. We have seen the merger of several firms. We believe, with our cash position, and no debt, that we are well placed to participate, as an acquirer in what I believe will be the continuing consolidation of our industry.

Many of our competitors have raised rates and fees substantially. Some now charge a premium to make trades through local branches, and route all calls to national "call centers." They are now charging high inactivity fees and have increased minimum balance requirements. As of today, we have no plans to increase rates. Please see our rate comparison following the Company's financials in the back of this Annual Report.

Alan Greenspan, chairman of the Federal Reserve Board, said before Congress on April 17 that the economy has strengthened and the foundation for economic expansion has been laid. Assuming this, we would expect to see a more favorable market environment in the future.

Our country's capital markets are the envy of the world. Stock ownership among Americans is at a far higher percentage than among citizens of any other country. The efficiency of our capital markets relies on investor confidence and the public's willingness to trust corporate reporting statements. Confidence, shaken in the wake of Enron and other disclosures, should return as new laws and regulations designed to eliminate unethical practices and legal loopholes take effect.

As the President and CEO of Siebert Financial Corp., I can confidently report that Siebert remains financially strong, ethically trustworthy, and well-positioned to continue to meet our customer's investing needs. We remain focused on exceeding our clients' expectations, treating customers with respect and delivering value.

We are proud that 50% of our new accounts continue to come from referrals by satisfied customers. We hope you are among them and we encourage you to participate in our Shareholder Privilege Program that is detailed after the financials in the back of this Annual Report.

Thank you for your continued support.

Sincerely,

Muriel Siebert
Chairwoman and President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... to ....

Commission file number 0-5703

Siebert Financial Corp.
(Exact name of registrant as specified in its charter)

New York	11-1796714
(State or other jurisdiction of ncorporation or organization)	(I.R.S. Employer Identification No.)
885 Third Avenue, New York , New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (212) 644 - 2400

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $.01 per share

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The number of shares of the Registrant's outstanding Common Stock, as of March 22, 2002, was 22,934,417 shares. The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant (based on the closing price of the Common Stock as reported by the NASDQ National Market on March 22, 2000 and the assumption for this computation only that all directors and executive officers are affiliates) was $13,693,229.

Documents Incorporated by Reference: Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act on or before April 30, 2002, incorporated by reference into Parts II and III.

Special Note Regarding Forward-Looking Statements

Except for historical information contained in this Annual Report on Form 10-K, the matters discussed in this report contain certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that may cause such differences include, but are not limited to: the volume of trading of securities on stock exchanges and in the over-the-counter markets; the method of placing trades by the Company's customers; computer and telephone system failures; the effects of competitors' pricing and technology developments, telephone waiting time for servicing of accounts; the effects of industry regulation and changing industry practices and customs; changes in revenues and profit margin due to the cyclical nature of the securities markets; the level of the Company's spending on advertising and promotion; short or long-term declines in securities prices and trading volumes; and the effect of losses from customer non-payment of balances due.

PART I

Item 1. BUSINESS

General

Siebert Financial Corp. (the "Company") is a holding company that conducts its retail discount brokerage and investment banking business through its wholly-owned subsidiary, Muriel Siebert & Co., Inc., a Delaware corporation ("Siebert"). Muriel Siebert, the first woman member of the New York Stock Exchange, is the Chairwoman and President and owns approximately 88.8% of the outstanding common stock, par value $.01 per share (the "Common Stock") of the Company.

Business Overview

Siebert's principal activity is providing internet and traditional discount brokerage and related services to retail investors. Through its Capital Markets division, Siebert also offers institutional clients equity execution services on an agency basis, as well as equity and fixed income underwriting and investment banking services. The Company believes that it is the largest Woman-Owned Business Enterprise ("WBE") in the capital markets business in the country. In addition, Siebert, Brandford, Shank & Co., LLC ("SBS"), a company in which Siebert holds a 49% ownership interest, is the largest Minority and Women's Business Enterprise ("MWBE") in the tax-exempt underwriting business in the country.

The Retail Division

Discount Brokerage and Related Services. Siebert became a discount broker on May 1, 1975, a date that would later come to be known as "May Day." Siebert believes that it has been in business and a member of The New York Stock Exchange, Inc. (the "NYSE") longer than any other discount broker. In 1998, Siebert began to offer its customers access to their accounts through SiebertNet, its Internet website. Siebert's focus in its discount brokerage business is to serve retail clients seeking a wide selection of quality investment services, including trading through a broker on the telephone, through a wireless device or via the Internet, at commissions that are substantially lower than those of full-commission firms and competitive with the national discount brokerage firms. Siebert clears all securities transactions on a fully disclosed basis through National Financial Services Corp. ("NFSC"), a wholly owned subsidiary of Fidelity Investments.

Siebert serves investors who make their own investment decisions. Siebert seeks to assist its customers in their investment decisions by offering a number of value added services, including easy access to account information. Siebert's representatives are available to assist customers with information via toll-free 800 service Monday through Friday between 7:30 a.m. and 7:30 p.m. Eastern Time. Through its SiebertNet, Mobile Broker, inter-active voice recognition and Siebert MarketPhone services, 24-hour access is available to customers.

Independent Retail Execution Services. Siebert offers what it believes to be the best possible trade executions for customers. Siebert does not make markets in securities, nor does it take positions against customer orders. Siebert's listed orders are routed in a manner intended to afford its customers the opportunity for price improvement on all orders. Through a service called NYSE Prime™, Siebert also has the ability to document to customers all price improvements received on orders executed on the NYSE when orders are filled at better than the National Best Bid/Offer.

Siebert's over the counter orders are executed through a network of Nasdaq market makers with no single market maker executing all trades. Additionally, the firm offers customers execution services through Nasdaq's SelectNet™ and Reuters' Instinet™ systems for an additional fee. These systems give customers access to all Electronic Communication Networks listed on SelectNet and to Instinet before and after regular market hours. Siebert believes that its OTC executions afford its customers the best possible opportunity for consistent price improvement. Siebert does not have any affiliation with market makers and therefore does not execute OTC trades through affiliated market makers.

Customers may also indicate online interest, in buying or selling fixed income securities, including municipal bonds, corporate bonds, mortgage-backed securities, Government Sponsored Enterprises, Unit Investment Trusts or Certificates of Deposit. These transactions are executed by registered representatives.

Retail Customer Service. Siebert believes that superior customer service enhances its ability to compete with larger discount brokerage firms and therefore provides retail customers, at no additional charge, with personal service via toll-free access to dedicated customer support personnel for all of its products and services. Customer service personnel are located in each of Siebert's branch offices. Siebert presently has retail offices in New York City, Jersey City, New Jersey, Boca Raton, Ft. Lauderdale, Surfside, Palm Beach and Naples, Florida and Beverly Hills, California. During 2001 Siebert closed its office in Fremont, California that catered to Mandarin Chinese speaking customers. Siebert uses a proprietary Customer Relationship Management System that enables representatives, no matter where located, to view a customer's service requests and the response thereto. Eventually, it is intended that this system will also allow customers to enter their requests directly into the system and track the response. Siebert's telephone system permits the automatic routing of calls to the next available agent having the appropriate skill set.

Retirement Accounts. Siebert offers customers a variety of self-directed retirement accounts for which it acts as agent on all transactions. Custodial services are provided through an affiliate of NFSC, the firm's clearing agent, which also serves as trustee for such accounts. Each IRA, SEP IRA, ROTH IRA, 401(k) and KEOGH account can be invested in mutual funds, stocks, bonds and other investments in a consolidated account.

Customer Financing. Customers margin accounts are carried through Siebert's clearing agent, which lends customers a portion of the market value of certain securities held in the customer's account. Margin loans are collateralized by these securities. Customers also may sell securities short in a margin account, subject to minimum equity and applicable margin requirements, and the availability of such securities to be borrowed. In permitting a customer to engage in margin, short sale or any transaction, Siebert assumes the risk of its customers' failure to meet their obligations in the event of adverse changes in the market value of the securities positions. Both Siebert and its clearing agent reserve the right to set margin requirements higher than those established by the Federal Reserve Board.

Siebert has established policies with respect to maximum purchase commitments for new customers or customers with inadequate collateral to support a requested purchase. Managers have some flexibility in the allowance of certain transactions. When transactions occur outside normal guidelines, accounts are monitored closely until their payment obligation is completed; if the customer does not meet the commitment, steps are taken to close out the position and minimize any loss. Siebert has not had significant credit losses in the last five years.

Information and Communications Systems. Siebert's operations rely heavily on information processing and communications systems. The system for processing securities transactions is highly automated. Registered representatives are equipped with computer terminals that can access customer account information, obtain securities prices and related information and enter and confirm orders online.

Siebert maintains a computer network to support its customer service delivery systems, as well as other applications such as clearing functions, account administration, record keeping and direct customer access to investment information. Through its clearing agent, Siebert's computers are also linked to the major registered United States securities exchanges, the National Securities Clearing Corporation and The Depository Trust Company. Failure of the information processing or communication systems for a significant period of time could limit the ability to process a large volume of transactions accurately and rapidly. This could cause Siebert to be unable to satisfy its obligations to customers and other securities firms, and could result in regulatory violations. External events, such as an earthquake or power failure, loss of external information feeds, such as security price information, as well as internal malfunctions, such as those that could occur during the implementation of system modifications, could render part or all of such systems inoperative.

To enhance the reliability of the system and integrity of data, Siebert maintains carefully monitored backup and recovery functions. These include logging of all critical files intra-day, duplication and storage of all critical data outside of its central computer site each evening, and trading facilities for backup and communications in each of its branches.

Siebert's communications systems include a voice system that allows calls to be answered by the next available agent having the appropriate skill set for the incoming call. Data is delivered to branches over a frame relay system. Call center software provides for statistical reports such as time on hold, duration of calls and the number of calls handled by each agent. The vendor of the communications system monitors the system on a twenty-four hour a day, seven day a week basis and can make certain repairs from its office.

Current Developments.

During 2000, the Company acquired the Women's Financial Network and HerDollar.com, both websites in the development stage providing financial information and education targeted primarily to women. The two websites were combined to form WFN.com ("WFN at Siebert"), the Women's Financial Network at Siebert. WFN at Siebert offers a broad range of investment information and financial educational materials, as well as tools, small business center community, investment club exchange, and online workbooks all intended to help users to better understand and more effectively manage both their professional and personal financial lives. A division of Siebert, WFNInvest, offers online brokerage services similar to, and under similar terms and conditions as those offered by Siebert. During 2001, WFN at Siebert launched its redesigned website and in January 2002 launched a marketing partnership with AT&T WorldNet® Services. Under the terms of this relationship, WFN at Siebert created a Women's Finance channel for AT&T WorldNet® Services' ISP website and the WFNInvest brokerage service is promoted regularly to all AT&T Worldnet ISP members.

The Capital Markets Division

In 1991, Siebert created its Capital Markets division, which serves as a co-manager, underwriting syndicate member, or selling group member on a wide spectrum of securities offerings for corporations and Federal agencies.

Principal activities of the Capital Markets Division are investment banking and institutional equity execution services.

During 1996, Siebert formed the Siebert, Brandford, Shank division of the investment banking group to enhance the activities of Siebert's tax exempt underwriting. The operations of the Siebert, Brandford, Shank division were moved on July 1, 1998 to a newly formed entity, SBS. Two individuals, Mr. Napoleon Brandford and Ms. Suzanne F. Shank, own 51% of the equity and are entitled to 51% of the net profits of SBS and Siebert is entitled to the balance. Through its investment in SBS, Siebert has become a more significant factor in the tax exempt underwriting area, and expects to enhance its government and institutional relationships, as well as the breadth of products that can be made available to retail clients.

During 2001, SBS served as the lead manager of over $2.5 billion of negotiated municipal new issues and served as a co-manager in over $32.2 billion of negotiated municipal new issues.

Since its inception, the Siebert, Brandford, Shank division and its successor SBS have co-managed offerings of approximately $117 billion and lead managed offerings of approximately $6 billion. Clients include the States of California, Texas, Washington, Ohio, Michigan and the Cities of Chicago, Detroit, Los Angeles, Houston, Dallas, Denver and St. Louis.

In addition to occupying a portion of Siebert's existing offices in New York, SBS operates out of offices in San Francisco, Seattle, Houston, Chicago, Detroit, Los Angeles, Washington, DC and Dallas.

Certain risks are involved in the underwriting of securities. Underwriting syndicates agree to purchase securities at a discount from the initial public offering price. If the securities must be sold below the cost to the syndicate, an underwriter is exposed to losses on the securities that it has committed to purchase. In the last several years, investment banking firms have increasingly underwritten corporate and municipal offerings with fewer syndicate participants or, in some cases, without an underwriting syndicate. In these cases, the underwriter assumes a larger part or all of the risk of an underwriting transaction. Under Federal securities laws, other laws and court decisions, an underwriter is exposed to substantial potential liability for material misstatements or omissions of fact in the prospectus used to describe the securities being offered. While municipal securities are exempt from the registration requirements of the Securities Act of 1933, underwriters of municipal securities nevertheless are exposed to substantial potential liability in connection with material misstatements or omissions of fact in the offering documents prepared in connection with offerings of such securities.

Advertising, Marketing and Promotion

Siebert develops and maintains its retail customer base through printed advertising in financial publications, broadcast commercials over national and local cable TV channels, as well as promotional efforts and public appearances by Ms. Siebert. Additionally, a significant number of the firm's new accounts are developed directly from referrals by satisfied customers. WFN is intended to target new retail customers for WFNInvest, a division of Siebert. WFN intends to generate additional new accounts for WFNInvest through its marketing partnership with AT&T WorldNet® Services.

Competition

Siebert encounters significant competition from full-commission, online and discount brokerage firms, as well as from financial institutions, mutual fund sponsors and other organizations, many of which are significantly larger and better capitalized than Siebert. There are currently over 150 online brokerage firms. The general financial success of the securities industry over the past several years has strengthened existing competitors, although the reduced volume of trading starting in late January 2001 is leading to consolidation in the industry. Siebert believes that additional competitors such as banks, insurance companies, providers of online financial and information services and others will continue to be attracted to the online brokerage industry as they expand their product lines. Many of these competitors are larger, more diversified, have greater capital resources, and offer a wider range of services and financial products than Siebert. Some such firms are offering their services over the Internet and have devoted more resources to and have more elaborate web sites than the Company. Siebert competes with a wide variety of vendors of financial services for the same customers. Siebert believes that its main competitive advantages are high quality customer service, responsiveness, cost and products offered , the breadth of product line and excellent executions.

Regulation

The securities industry in the United States is subject to extensive regulation under both Federal and state laws. The SEC is the Federal agency charged with administration of the Federal securities laws. Siebert is registered as a broker-dealer with the SEC, the NYSE and the National Association of Securities Dealers ("NASD"). Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD and national securities exchanges such as the NYSE, which is Siebert's primary regulator with respect to financial and operational compliance. These self-regulatory organizations adopt rules (subject to approval by the SEC) governing the industry and conduct periodic examinations of broker-dealers. Securities firms are also subject to regulation by state securities authorities in the states in which they do business. Siebert is registered as a broker-dealer in 49 states, the District of Columbia and Puerto Rico.

The principal purpose of regulations and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and stockholders of broker-dealers. The regulations to which broker-dealers are subject cover all aspects of the securities business, including training of personnel, sales methods, trading practices among broker-dealers, uses and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping, fee arrangements, disclosure to clients, and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules may directly affect the method of operation and profitability of broker-dealers and investment advisers. The SEC, self-regulatory organizations and state securities authorities may conduct administrative proceedings which can result in censure, fine, cease and desist orders or suspension or expulsion of a broker-dealer or an investment adviser, its officers or its employees. Neither the Company nor Siebert has been the subject of any such administrative proceedings.

As a registered broker-dealer and NASD member organization, Siebert is required by Federal law to belong to the Securities Investor Protection Corporation ("SIPC") which provides, in the event of the liquidation of a broker-dealer, protection for securities held in customer accounts held by the firm of up to $500,000 per customer, subject to a limitation of $100,000 on claims for cash balances. The SIPC is funded through assessments on registered broker-dealers. In addition, Siebert, through its clearing agent, has purchased from private insurers additional account protection up to the net asset value, as defined, of each account Stocks, bonds, mutual funds and money market funds are included net asset value for purposes of SIPC protection and the additional protection. Neither SIPC protection nor the additional protection applies to fluctuations in the market value of securities.

Siebert is also authorized by the Municipal Securities Rulemaking Board to effect transactions in municipal securities on behalf of its customers and has obtained certain additional registrations with the SEC and state regulatory agencies necessary to permit it to engage in certain other activities incidental to its brokerage business.

Margin lending arranged by Siebert is subject to the margin rules of the Board of Governors of the Federal Reserve System and the NYSE. Under such rules, broker-dealers are limited in the amount they may lend in connection with certain purchases and short sales of securities and are also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. In addition, those rules and rules of the Chicago Board Options Exchange govern the amount of margin customers must provide and maintain in writing uncovered options.

Net Capital Requirements

As a registered broker-dealer, Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Net Capital Rule"), which has also been adopted by the NYSE. Siebert is a member firm of the NYSE and the NASD. The Net Capital Rule specifies minimum net capital requirements for all registered broker-dealers and is designed to measure financial integrity and liquidity. Failure to maintain the required regulatory net capital may subject a firm to suspension or expulsion by the NYSE and the NASD, certain punitive actions by the SEC and other regulatory bodies and, ultimately, may require a firm's liquidation.

Regulatory net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets. These deductions include charges that discount the value of security positions held by Siebert to reflect the possibility of adverse changes in market value prior to disposition.

The Net Capital Rule requires notice of equity capital withdrawals to be provided to the SEC prior to and subsequent to withdrawals exceeding certain sizes. The Net Capital Rule also allows the SEC, under limited circumstances, to restrict a broker-dealer from withdrawing equity capital for up to 20 business days.

Under applicable regulations, Siebert is required to maintain regulatory net capital of at least $250,000. At December 31, 2001 and 2000, Siebert had net capital of $20.9 million and $18.0 million, respectively.

Employees

As of March 20 2002, the Company had approximately 108 employees, five of whom were corporate officers. None of the employees is represented by a union, and the Company believes that relations with its employees are good.

Item 2. PROPERTIES.

Siebert currently maintains eight retail discount brokerage offices. Customers can visit the offices to obtain market information, place orders, open accounts, deliver and receive checks and securities, and obtain related customer services in person. Nevertheless, most of Siebert's activities are conducted on the Internet or by, telephone and mail.

Siebert operates its business out of the following eight leased offices:

Location	Approximate Office Area in Square Feet	Expiration Date of Current Lease	Renewal Terms
Corporate Headquarters, Retail and Investment Banking Office 885 Third Ave. New York, NY 10022	7,828	4/30/03	None
Retail Offices 9693 Wilshire Boulevard Beverly Hills, CA 90212	1,000	12/31/02	2 year option
4400 North Federal Highway Boca Raton, FL 33431	1,038	2/28/05	None
111 Pavonia Avenue Jersey City, NJ 07310	7,700	6/30/04 and 6/30/05	5 year option on a portion of space
400 Fifth Avenue – South Naples, FL 33940	1,008	4/30/02	3 year option
240A South County Road Palm Beach, FL 33480	770	10/14/02	None
9569 Harding Avenue Surfside, FL 33154	1,150	12/31/03	None
6210 N. Federal Highway Fort Lauderdale, FL 33308	1,200	2/28/03	3 year option

The Company believes that its properties are in good condition and are suitable for the Company's operations.

Item 3. LEGAL PROCEEDINGS

The Company is involved in various routine litigation matters that it believes are customary and incidental to its business. In the opinion of management, the ultimate disposition of these actions will not, in the aggregate, have a material adverse effect on the financial position or results of operations of the Company.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

None.

PART II

Item 5. PRICE RANGE OF COMMON STOCK

The Company's common stock trades on the Nasdaq Stock Market under the symbol "SIEB". The high and low sales prices of the Company's common stock reported by Nasdaq during the following calendar quarters were:

	High	Low
First Quarter – 2000	$17.00	$9.00
Second Quarter – 2000	$14.00	$6.81
Third Quarter – 2000	$9.94	$6.81
Fourth Quarter – 2000	$8.00	$3.45
First Quarter – 2001	$6.50	$4.13
Second Quarter – 2001	$5.97	$4.00
Third Quarter – 2001	$5.05	$4.45
Fourth Quarter – 2001	$5.46	$3.73
January 1, 2002 – March 22, 2002	$5.12	$3.80

As of March 22, 2002, the closing price of the Company's common stock on the Nasdaq Stock Market was $4.49 per share and there were 170 holders of record of the Company's common stock.

Dividend Policy

The Company paid no cash dividends to its shareholders in 2001 and paid a dividend of $.04 per share to its shareholders on June 28, 2000, January 18, 1999, April 15, 1999, July 16, 1999 and October 29, 1999. Ms. Siebert, the majority shareholder of the Company, has waived her right to receive the dividends declared by the Company to date. The Board of Directors of the Company periodically considers whether to declare dividends. In considering whether to pay such dividends, the Company's Board of Directors will review the earnings of the Company, its capital requirements, its economic forecasts and such other factors as are deemed relevant. Some portion of the Company's earnings will be retained to provide capital for the operation and expansion of its business.

Item 6. SELECTED FINANCIAL INFORMATION
(In thousands except share and per share data)

The following selected financial information should be read in conjunction with the Company's Consolidated Financial Statements and the related notes thereto.

	2001	2000	1999	1998	1997
Income statement data:					
Total Revenues	$32,020	$44,341	$36,118	$30,491	$31,266
Net income	$2,488	$7,999	$4,603	$4,313	$2,618
Net income per share of common stock					
Basic	$0.11	$0.35	$0.20	$0.20	$0.12
Diluted	$0.11	$0.34	$0.20	$0.19	$0.12
Weighted average shares outstanding(basic)	22,438,719	22,886,100	22,725,452	21,598,406	21,549,484
Weighted average shares outstanding (diluted)	22,698,934	23,265,897	23,238,100	22,241,860	21,549,484
Statement of financial condition data (at year-end):					
Total assets	$42,129	(1) $41,428	$32,305	$21,494	$18,510
Total liabilities excluding subordinated borrowings	$4,829		$2,851	$4,194	$5,493
Subordinated borrowings to majority shareholder	$ -	(1) $ 4,744	$ -	$3,000	$3,000
Stockholders' equity	$37,300	$36,684	$29,454	$14,300	$10,017

(1) As reclassified to conform to 2001 presentation

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and the Notes thereto contained elsewhere in this Annual Report.

The economy slowed and sputtered during 2001 despite the many rate cuts by the Federal Reserve Bank. Consequently, trading activity and new account acquisitions slowed for the Company, as well as for the entire discount brokerage industry. The events of September 11, 2001 cast a further pall over Wall Street and the securities markets. However, signs of a recovery have emerged in recent weeks.

Notwithstanding this slow down, competition continued to intensify among all types of brokerage firms, including established discount brokers and new firms entering the on-line brokerage business. Electronic trading continues to account for an increasing amount of trading activity, with some firms offering very low or even free flat rate trading execution fees that are difficult for any conventional discount firm to meet. Some of these flat fee or free brokers, however, impose asset based charges for services such as mailing, transfers and handling exchanges which the Company does not currently impose, and also direct their executions to captive market makers. Continued competition could limit the Company's growth or even lead to a decline in the Company's customer base which would adversely affect its results of operations. Industry-wide changes in trading practices, such as the advent of decimal pricing and the increasing use of Electronic Communications Networks, are expected to put continuing pressure on fees earned by discount brokers for the sale of order flow while increasing volatility.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of the Company's common stock. Under this program, shares are purchased from time to time, in the discretion of the Company, in the open market and in private transactions. Through March 19, 2002, 542,800 shares have been purchased at an average price of $5.04 per share.

The Company, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and prices of securities, changes and the prospect of changes in interest rates, and demand for brokerage and investment banking services, all of which can affect the Company's profitability. In addition, in periods of reduced financial market activity, profitability is likely to be adversely affected because certain expenses remain relatively fixed, including salaries and related costs, portions of communications costs and occupancy expenses. Accordingly, earnings for any period should not be considered representative of earnings to be expected for any other period. Further, expenditures associated with the development and promotion of the Company's financial website for women, WFN, the Women's Financial Network at Siebert ("WFN"), had an adverse effect on the Company's profitability during 2001, and may continue to have an adverse effect on future profits. The Company believes that revenues from new accounts expected to be generated by the website will be sufficient to offset the operating and promotional cost for its website over the long term. However, there can be no assurance that a sufficient number of new accounts will be generated to offset the costs or produce significant profits.

The Company believes that its accounting policies appropriately reflect its financial position and results of operations. The Company uses estimates in the preparation of its financial statements. These estimates relate primarily to revenue and expenses items in the normal course of business as to which no confirmations, invoices, or other documentation, is received by the Company at the time the books are closed. The Company is not aware of any material differences between the estimates used in closing its books for the last five years and the actual confirmations, invoices or other documentation subsequently received by the Company.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues. Total revenues for 2001 were $32.0 million, a decrease of $12.3 million, or 27.8%, over 2000. Commission and fee income decreased $14.2 million, or 35.3%, over the prior year to $25.2 million due to lower overall trading volume and lower commissions earned per trade. Lower per trade commissions were the result of smaller order sizes, reductions in fees from other related services caused by increased competition from ultra low cost flat fee brokers, and a reduction of per share order flow fees. Investment banking revenues increased $392,000, or 22.7%, from the prior year to $2.1 million in 2001, primarily due to the Company's participation, as a Woman Owned Business Enterprise, in several public equity offerings and debt offerings.

Income from the Company's investment in Siebert, Brandford, Shank & Co., LLC ("SBS") was $2.3 million compared to the prior year's loss of $324,000 This increase in profits was due in part to the increased number of municipal bond offerings managed or co-managed by SBS as interest in Municipal Bonds increased with the decline in activity in the equity markets and SBS' share of the municipal bond underwriting market increased.

Trading profits increased $236,000, or 33.1%, from the prior year to $950,000 primarily due to increased trading in municipal bonds within the Company's proprietary trading group.

Income from interest and dividends decreased $514,000, or 27.1%, from the prior year to $1.4 million primarily due to lower yields on money market funds held by the Company during 2001.

Expenses. Total expenses for 2001 were $27.7 million, a decrease of $2.8 million, or 9.2%, from the prior year.

Employee compensation and benefit costs decreased $1.5 million, or 12%, from the prior year to $11.3 million primarily due to a decrease in the number of employees and a decrease in discretionary bonuses This decrease was offset, in part, by an increase in the compensation level of the Company's mid-level management and the inclusion of management and operating personnel of WFN for a full year.

Clearing and floor brokerage fees decreased $1.7 million, or 27.6%, from the prior year to $4.4 million due to the decreased volume of trades executed.

Advertising and promotion expense decreased $237,000, or 8.5%, from the prior year to $2.6 million primarily due to a decreased level of television advertising.

Communications expense decreased $285,000, or 9.4%, from the prior year, to $2.7 million primarily due lower call volumes and lower quote usage by customers, partially offset by costs relating to temporary duplicate telephone lines and costs during the installation of the Company's new telephone system.

Occupancy costs increased $221,000, or 28.4%, from the prior year to $998,000 principally due to incurring a full year of rent expense associated with two new leases entered into by the Company during 2000 in connection with the move of certain of the Company's operations to Jersey City, New Jersey and the opening of the Company's Fort Lauderdale call center.

General and Administrative. General and administrative expenses increased $733,000, or 15%, from the prior year to $5.6 million primarily due to increased legal, consulting and amortization expenses.

Taxes. Provision for income taxes decreased $4.0 million, or 68.4%, from the prior year to $1.8 million due to a decrease in the Company's net income before income tax to $4.3 million in 2001 from $13.9 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues. Total revenues for 2000 were $44.3 million, an increase of $8.2 million, or 22.7%, over 1999. Commission and fee income increased $7.9 million, or 24.2%, over the prior year to $40.3 million due to higher trading volume, particularly in the first quarter. This increase was offset in part by lower commissions earned per trade resulting from the increased lower priced electronic trading, reductions in fees from other related services caused by increased competition from ultra low cost flat fee brokers and a reduction of per share order flow fees. Investment banking revenues increased $399,000 million, or 29.9%, from the prior year to $1.7 million in 2000, primarily due to the Company's involvement at the co-manager level in fixed income securities offerings.

Loss from the Company's investment in SBS was $324,000 compared to the prior year's profit of $100,000, due in part to the decreased number of municipal bond offerings as interest rate concerns affected this market.

Trading profits declined $324,000, or 31.2%, from the prior year to $713,000 primarily due to reduced proprietary trading activity and investment of the Company's capital in lower risk investments, including money market funds.

Income from interest and dividends increased $702,000, or 58.7%, from the prior year to $1.9 million primarily due to higher cash balances as a result of the Company's rights offering completed in January 1999.

Expenses. Total expenses for 2000 were $30.5 million, an increase of $2.3 million, or 8.2%, from the prior year.

Employee compensation and benefit costs increased $1.7 million, or 15.2%, from the prior year to $12.9 million primarily due to an increase in management personnel, as well as, and new management employees associated with WFN This increase was offset in part by a reduction in line personnel.

Clearing and floor brokerage fees increased $146,000, or 2.5%, from the prior year to $6.1 million due to the increased volume of trades executed, offset in part by a lower per ticket charge to the Company under a new clearing agreement entered into in 2000.

Advertising and promotion expense decreased $600,000, or 17.6%, from the prior year to $2.8 million primarily due to a decreased level of promotional advertising.

Communications expense increased $600,000, or 22.4%, over the prior year to $3.0 million primarily due to increased quote usage by customers and news services offered by the Company, coupled with an increase in the volume of the Company's business and communication expenses after its acquisition of WFN.

Occupancy costs increased $225,000, or 40.5%, from the prior year to $778,000 principally due to two new leases entered into by the Company in connection with the planned move of the Company's operations to Jersey City, New Jersey and the opening of the Company's Fort Lauderdale call center.

Interest expense decreased $132,000, from the prior year to $20,000, primarily due to decreased activity in the Company's proprietary trading accounts. In July 1999, management decided to reduce trading activity and instead invest the Company's capital in lower risk investments, including money market funds.

General and Administrative. General and administrative expenses increased $400,000, or 9.1%, from the prior year to $4.9 million primarily due to higher depreciation expense resulting from fixed asset purchases and higher consulting costs.

Taxes. Provision for income taxes increased $2.5 million, or 75.7%, from the prior year to $5.9 million due to an increase in net income before income tax to $13.9 million in 2000 from $7.9 million in 1999.

Liquidity and Capital Resources

The Company's assets are highly liquid, consisting generally of cash, money market funds and securities freely saleable in the open market. The Company's total assets at December 31, 2001 were $42.1 million, of which, $33.3 million, or 79%, were regarded by the Company as highly liquid.

Siebert is subject to the net capital requirements of the SEC, the NYSE and other regulatory authorities. At December 31, 2001, Siebert's regulatory net capital was $20.9 million, $20.6 million in excess of its minimum capital requirement of $250,000.

Management believes that it has sufficient funds on hand to meet all cash requirements for at least the next twelve months.

Siebert has entered into a Secured Demand Note Collateral Agreement with SBS under which it is obligated to pay to SBS up to $1.2 million pursuant to a secured promissory note on a subordinated basis. Amounts payable by Siebert under the facility are reflected on the Company's balance as "cash equivalents – restricted". SBS pays Siebert interest on this amount at the rate of 10% per annum. The facility expires on August 31, 2003, at which time SBS is obligated to repay to Siebert any amounts borrowed by SBS thereunder.

In the normal course of its business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the Company's financial statements. Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. If customers do not fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy the customers' obligations. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements. Siebert is exposed to the risk of loss on unsettled customer transactions if customers and other counterparties are unable to fulfill their contractual obligations.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments Held For Trading Purposes:

Through Siebert, the Company maintains inventories in exchange-listed and Nasdaq equity securities on both a long and short basis. The fair value of all positions held by Siebert at December 31, 2001 was approximately \$6.1 million in long positions and approximately \$2,010 in short positions. Using a hypothetical 10% increase or decrease in prices, the potential loss in fair value, respectively, could be approximately \$610,000 and \$0, respectively, due to the offset of change in fair value in long and short positions. The Company does not engage in derivative transactions, has no interest in any special purpose entity and no liabilities, contingent or otherwise, for the debt of another entity, except for Siebert's obligation under its Secured Demand Note Collateral Agreement of \$1.2 million executed in favor of SBS. SBS pays Siebert interest on this amount at the rate of 10% per annum. Siebert earned interest of \$120,000 from SBS in each of the years that Siebert's commitment has been outstanding.

Financial Instruments Held For Purposes Other Than Trading:

Working capital is generally temporarily invested in dollar denominated money market funds and overnight certificates of deposits. These investments are not subject to material changes in value due to interest rate movements.

Item 8. FINANCIAL STATEMENTS.

See financial statements and supplementary data required pursuant to this item beginning on page F-1 of this Report on Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS IN ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT.

(a) Identification of Directors

This information is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2001.

(b) Identification of Executive Officers

The executive officers of the Company are:

Name	Age	Position
Muriel F. Siebert	69	Chairwoman and President
Daniel Jacobson	73	Vice Chairman
Nicholas P. Dermigny	44	Executive Vice President and Chief Operating Officer
Mitchell M. Cohen	46	Executive Vice President, Chief Financial Officer and Assistant Secretary
Daniel Iesu	42	Secretary

Certain information regarding each executive officer's business experience is set forth below.

Muriel F. Siebert has been Chairwoman, President, Chief Executive Officer and a director of Muriel Siebert & Co., Inc. since 1967 and of Siebert Financial Corp. since November 8, 1996. The first woman to become a member of the New York Stock Exchange on December 28, 1967, Ms. Siebert served as Superintendent of Banks of the State of New York from 1977 to 1982. She is a director of the New York State Business Council, and the Greater New York Council of the Boy Scouts of America. Ms. Siebert serves on the New York State Commission on Judicial Nomination, which is involved in the selection of Associate Judges for the Court of Appeals, and is on the executive committee of the Economic Club of New York.

Daniel Jacobson has been Vice Chairman and a director of the Company since May 4, 1999. He was a partner in Richard A. Eisner & Company, LLP from June 1, 1994 until May 1, 1999. He is a director and chairman of the audit committee of Barnwell Industries, Inc. Mr. Jacobson is an attorney and certified public accountant.

Nicholas P. Dermigny has been Executive Vice President and Chief Operating Officer of Siebert since joining the firm in 1989 and of the Company since November 8, 1996. Prior to 1993, he was responsible for Siebert's retail division. Mr. Dermigny became an officer and director of the Company on November 8, 1996.

Mitchell M. Cohen has been Executive Vice President, Chief Financial Officer and Assistant Secretary of Siebert since November 9, 1998. From December 1996 to October 1998, Mr. Cohen served as Chief Financial Officer of Everything's Jake. From May 1994 to November 1996, Mr. Cohen served as Chief Financial Officer of three firms, including two broker-dealers. From January 1993 to May 1994, Mr. Cohen was an audit manager for Goldstein, Golub, Kessler & Co. P.C, a public accounting firm. Prior to these positions, Mr. Cohen was Chief Financial Officer of Ehrlich Bober Financial Corp., an investment banking firm listed on the American Stock Exchange.

Daniel Iesu has been Secretary of Siebert since October 1996 and the Company since November 8, 1996. He has been Controller of Siebert since 1989.

Item 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2001.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2001.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2001.

Item 14. EXHIBITS AND REPORTS ON FORM 8-K.

(a) Exhibits

The exhibits required by Item 601 of the Regulations S-K filed as part of, or incorporated by reference in, this report are listed in the accompanying Exhibit Index.

(b) Reports on Form 8-K

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEBERT FINANCIAL CORP.

By: /s/ Muriel F. Siebert
Muriel F. Siebert
Chair and President

Date: March 28, 2002

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Muriel F. Siebert Muriel F. Siebert	Chair, President and Director (principal executive officer)	March 28, 2002
/s/ Nicholas P. Dermigny Nicholas P. Dermigny	Executive Vice President, Chief Operating Officer and Director	March 28, 2002
/s/ Mitchell M. Cohen Mitchell M. Cohen	Chief Financial Officer and Assistant Secretary (principal financial and accounting officer)	March 28, 2002
/s/ Daniel Jacobson Daniel Jacobson	Vice Chairman	March 28, 2002
/s/ Patricia L. Francy Patricia L. Francy	Director	March 28, 2002
/s/ Jane H. Macon Jane H. Macon	Director	March 28, 2002
/s/ Nancy S. Peterson Nancy S. Peterson	Director	March 28, 2002

EXHIBIT INDEX

Exhibit No.	Description of Document
2.1	Plan and Agreement of Merger between J. Michaels, Inc. ("JMI") and Muriel Siebert Capital Markets Group, Inc. ("MSCMG"), dated as of April 24, 1996 ("Merger Agreement") (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.2	Amendment No. 1 to Merger Agreement, dated as of June 28, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.3	Amendment No. 2 to Merger Agreement, dated as of September 30, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.4	Amendment No. 3 to Merger Agreement, dated as of November 7, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
3.1	Certificate of Incorporation of Siebert Financial Corp., formerly known as J. Michaels, Inc. originally filed on April 9, 1934, as amended and restated to date (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
3.2	By-laws of Siebert Financial Corp. (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-1 (File No. 333-49843) filed with the Securities and Exchange Commission on April 10, 1998)
10.1	Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
10.2	10(a) Siebert Financial Corp. 1997 Stock Option Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
10.4	LLC Operating Agreement, among Siebert, Brandford, Shank & Co., LLC, Muriel Siebert & Co., Inc., Napoleon Brandford III and Suzanne F. Shank, dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)

10.5	Services Agreement, between Siebert, Brandford, Shank & Co., LLC and Muriel Siebert & Co., Inc., dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
10.6	Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
10.7	Stock Option Agreement, dated March 11, 1997, between the Company and Patricia L. Francy (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)
10.8	Stock Option Agreement, dated March 11, 1997, between the Company and Jane H. Macon (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)
10.9	Stock Option Agreement, dated March 11, 1997, between the Company and Monte E. Wetzler (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)
10.10	Employment Agreement, dated as of April 9, 1999, between the Company and Daniel Jacobson (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended September 30, 1999)
21	Subsidiaries of the registrant (incorporated by reference to Siebert Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001
23	Consent of Independent Auditors

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Siebert Financial Corp.
New York, New York

We have audited the accompanying consolidated statements of financial condition of Siebert Financial Corp. and its wholly owned subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Siebert Financial Corp. and its wholly owned subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
February 20, 2002

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$ 25,670,000	$ 26,370,000
Cash equivalents - restricted	1,300,000	1,300,000
Receivable from clearing broker	1,572,000	124,000
Securities owned, at market value	6,079,000	6,271,000
Furniture, equipment and leasehold improvements, net	1,703,000	1,956,000
Investment in and advances to affiliate	2,702,000	981,000
Intangibles, net	2,250,000	3,032,000
Prepaid expenses and other assets	853,000	1,394,000
	$ 42,129,000	$ 41,428,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Securities sold, not yet purchased, at market value	$ 4,000	$ 2,000
Deferred tax liability	489,000	792,000
Accounts payable and accrued liabilities	4,336,000	3,950,000
	4,829,000	4,744,000
Commitments and contingent liabilities		
Stockholders' equity:		
Common stock, $.01 par value; 49,000,000 shares authorized, 22,932,047 shares issued 22,389,247 outstanding at December 31, 2001 and 22,911,187 shares issued and 22,762,487 shares outstanding at December 31, 2000	229,000	229,000
Additional paid-in capital	17,796,000	17,736,000
Retained earnings	22,010,000	19,522,000
Less 542,800 at December 31, 2001 and 148,700 shares of treasury stock, at December 31, 2000, at cost	(2,735,000)	(803,000)
	37,300,000	36,684,000
	$ 42,129,000	$ 41,428,000

See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

Consolidated Statements of Income

	Year Ended December 31,		
	2001	2000	1999
Revenues:			
Commissions and fees	$ 25,233,000	$ 40,322,000	$ 32,452,000
Investment banking	2,122,000	1,731,000	1,332,000
Trading profits	950,000	713,000	1,037,000
Income (loss) from equity investee	2,330,000	(324,000)	100,000
Interest and dividends	1,385,000	1,899,000	1,197,000
	32,020,000	44,341,000	36,118,000
Expenses:			
Employee compensation and benefits	11,338,000	12,884,000	11,183,000
Clearing fees, including floor brokerage	4,411,000	6,088,000	5,942,000
Advertising and promotion	2,553,000	2,790,000	3,386,000
Communications	2,738,000	3,022,000	2,470,000
Occupancy	998,000	778,000	553,000
Interest	11,000	23,000	155,000
Other general and administrative	5,634,000	4,901,000	4,492,000
	27,683,000	30,486,000	28,181,000
Income before provision for income taxes	4,337,000	13,855,000	7,937,000
Provision for income taxes	1,849,000	5,856,000	3,334,000
Net income	$ 2,488,000	$ 7,999,000	$ 4,603,000
Net income per share of common stock - basic	$.11	$.35	$.20
Net income per share of common stock - diluted	$.11	$.34	$.20
Weighted average shares outstanding - basic	22,438,719	22,886,100	22,725,452
Weighted average shares outstanding - diluted	22,698,934	23,265,897	23,238,100

See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

Consolidated Statements of Changes In Stockholders' Equity

	Common Stock				Treasury Stock		
	Number of Shares	$.01Par Value	Additional Paid-in Capital	Retained Earnings	Number of Shares	Amount	Total
Balance - January 1, 1999	21,604,960	$ 215,000	$ 6,714,000	$ 7,371,000			$ 14,300,000
Net income				4,603,000			4,603,000
Issuance of shares in connection with rights offering, net of expenses	961,087	10,000	6,919,000				6,929,000
Issuance of shares in connection with Restricted Stock Award Plan, net of 850 shares forfeited	3,400	-	-	-			-
Non-cash compensation in connection with Restricted Stock Award Plan			50,000				50,000
Issuance of shares in connection with exercise of employee stock options	320,240	3,000	744,000	-			747,000
Tax benefit arising from exercise of employer stock options			3,155,000				3,155,000
Dividends on common stock ($.12 per share)	-	-	-	(330,000)			(330,000)
Balance - December 31, 1999	22,889,687	228,000	17,582,000	11,644,000			29,454,000
Net income				7,999,000			7,999,000
Treasury share purchases					148,700	$ (803,000)	(803,000)
Non-cash compensation in connection with Restricted Stock Award Plan			40,000				40,000
Issuance of shares in connection with exercise of employee stock options	21,500	1,000	57,000	-			58,000
Tax benefit arising from exercise of employee stock options			57,000				57,000
Dividends on common stock ($.04 per share)	-	-	-	(121,000)			(121,000)
Balance - December 31, 2000	22,911,187	229,000	17,736,000	19,522,000	148,700	(803,000)	36,684,000
Net income				2,488,000			2,488,000
Treasury share purchases					394,100	(1,932,000)	(1,932,000)
Issuance of shares in connection with exercise of employee stock options	20,860		46,000				46,000
Tax benefit arising from exercise of employee stock options			14,000				14,000
Balance - December 31, 2001	22,932,047	$ 229,000	$ 17,796,000	$ 22,010,000	542,800	$(2,735,000)	$ 37,300,000

See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 2,488,000	$ 7,999,000	$ 4,603,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,366,000	518,000	382,000
(Income) loss from equity investee	(2,330,000)	325,000	(100,000)
Non-cash compensation		40,000	50,000
Tax benefit of exercised employee stock options	14,000	57,000	3,155,000
Deferred taxes	(303,000)		
Changes in operating assets and liabilities:			
Net decrease (increase) in securities owned, at market value	192,000	(3,618,000)	2,728,000
Net change in receivable from clearing broker	(1,448,000)	2,234,000	342,000
Decrease (increase) in prepaid expenses and other assets	543,000	(154,000)	(182,000)
Net increase (decrease) in securities sold, not yet purchased, at market value	2,000	(48,000)	(517,000)
Increase (decrease) in accounts payable and accrued liabilities	384,000	1,149,000	(747,000)
Net cash provided by operating activities	908,000	8,502,000	9,714,000
Cash flows from investing activities:			
Purchase of intangibles		(2,310,000)	
Purchase of furniture, equipment and leasehold improvements	(331,000)	(1,629,000)	(318,000)
Distributions from affiliate		54,000	998,000
Net change in advances to equity investee	609,000	(263,000)	(514,000)
Net cash provided by (used in) investing activities	278,000	(4,148,000)	166,000
Cash flows from financing activities:			
Purchase of treasury shares	(1,932,000)	(803,000)	
Issuance of shares, net of expenses			6,929,000
Proceeds from exercise of options	46,000	58,000	747,000
Dividend on common stock		(121,000)	(409,000)
Repayment of subordinated loan - stockholder			(1,000,000)
Net cash (used in) provided by financing activities	(1,886,000)	(866,000)	6,267,000
Net (decrease) increase in cash and cash equivalents	(700,000)	3,488,000	16,147,000
Cash and cash equivalents - beginning of year	26,370,000	22,882,000	6,735,000
Cash and cash equivalents - end of year	$ 25,670,000	$ 26,370,000	$ 22,882,000
Supplemental cash flow disclosures:			
Cash paid for:			
Interest	$ 11,000	$ 23,000	$ 155,000
Income taxes	$ 1,811,000	$ 5,812,000	$ 566,000
Noncash investing and financing activities:			
Tax benefit of employee stock options	$ 14,000	$ 57,000	$ 3,155,000
Return of secured demand note receivable and cancellation of subordinated notes payable			$ 2,000,000
Net deferred tax liability attributable to acquired companies		$ 792,000	

See notes to consolidated financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and basis of presentation:

Siebert Financial Corp. ("Financial"), through its wholly owned subsidiary, Muriel Siebert & Co., Inc. ("Siebert"), engages in the business of providing discount brokerage services for customers, investment banking services for institutional clients and trading securities for its own account, and, through its wholly owned subsidiary, Siebert Women's Financial Network, Inc. ("WFN"), engages in providing products, services and information all uniquely devoted to women's financial needs. All significant intercompany accounts and transactions have been eliminated. Financial, Siebert and WFN collectively are referred to herein as the "Company".

The municipal bond investment banking business is being conducted by Siebert Brandford Shank & Co., LLC ("SBS"), an investee, which is accounted for by the equity method of accounting (see Note B). The equity method provides that Siebert record its share of SBS' earnings or losses.

On May 28, 1999, the Company consummated a merger with Andrew Peck Associates, Inc. ("Peck"). Under the terms of the agreement, Peck was merged with and into Siebert and the separate existence of Peck ceased. All of the common stock of Peck outstanding was converted into 600,000 shares of the Company's common stock. The merger is accounted for as a pooling of interests. Accordingly, the Company's financial statements for 1999 have been restated to include the results of Peck.

The following information presents certain income statement data of the separate companies for the period preceding the merger:

	January 1, 1999 Through May 28, 1999 (unaudited)
Revenues:	
Company	$ 12,929,000
Peck	2,504,000
	$ 15,433,000
Net income:	
Company	$ 2,023,000
Peck	0
	$ 2,023,000

There were no transactions between the Company and Peck prior to the merger.

In several transactions during September and October of 2000, WFN acquired the stock of WFN Women's Financial Network, Inc. and HerDollar.com, Inc., respectively, companies in the development stage which had yet to commence principal operations, had no significant revenue and had assets consisting principally of websites, content and domain names, for aggregate consideration of $2,310,000 including costs. The transactions have been accounted for as purchases of assets consisting of domain name, website and content, and a noncompete agreement. Related deferred tax assets of $511,000 attributable to net operating loss carryforwards of the acquired companies and deferred tax liabilities of $1,303,000 attributable to the excess of the statement bases of the acquired assets over their tax bases have been reflected in the accompanying financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] **Security transactions:**

Security transactions, commissions, revenues and expenses are recorded on a trade date basis.

Siebert clears all its security transactions through an unaffiliated clearing firm on a fully disclosed basis. Accordingly, Siebert does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firm which is highly capitalized.

Marketable securities are valued at market value.

[3] **Income taxes:**

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes. Financial files a consolidated federal income tax return which includes Siebert and WFN.

[4] **Furniture, equipment and leasehold improvements:**

Property and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] **Cash equivalents:**

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] **Advertising costs:**

Advertising costs are charged to expense as incurred.

[7] **Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[8] **Earnings per share:**

Basic earnings per share is calculated by dividing net income by the weighted average outstanding shares during the period. Diluted earnings per share is calculated by dividing net income by the number of shares outstanding under the basic calculation and adding all dilutive securities, which consist of options. The treasury stock method is used to reflect the dilutive effect of outstanding options, which, for 2001, 2000 and 1999 amounted to 260,215, 379,797 and 512,648 additional shares respectively added to the basic weighted average outstanding shares of 22,438,719, 22,886,100 and 22,725,452 in 2001, 2000 and 1999, respectively. Potentially dilutive securities consisting of outstanding options at December 31, 2001, 2000 and 1999 amounted to 375,500, 37,500 and 29,500, respectively.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9] Investment banking:

Investment banking revenues include gains and fees, net of syndicate expenses, arising from underwriting syndicates in which the Company participates. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[10] Cash equivalents - restricted:

Cash equivalents - restricted represents cash invested in a money market account which is pledged as collateral for a secured demand note in the amount of $1,200,000 executed in favor of SBS.

[11] Accounting for stock options:

The Company accounts for stock options in accordance with Accounting Principles Board Opinion No. 25 ("APB Opinion 25"), "Accounting for Stock Issued to Employees" using intrinsic values with appropriate disclosures in conformity with the fair value based method of Statement of Financial Accounting Standard No. 123 (See Note G).

[12] Software development cost:

In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", costs related to the development of software for use in operations and in connection with the Company's internet websites, other than those costs incurred during the application development stage, are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized using the straight-line method over an estimated useful life of three years beginning when the software is ready for its intended use. Costs relating to the application development stage during 2001, 2000 and 1999 were not material.

[13] Intangibles:

Purchased intangibles are principally being amortized using the straight-line method over an assigned useful life of three years. Accumulated amortization as of December 31, 2001 and 2000 amount to $852,000 and $70,000, respectively.

[14] Valuation of long-lived assets:

The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such review. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[15] New accounting standards:

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. This statement specifies that certain acquired intangible assets in a business combination be recognized as assets separately from goodwill and that existing intangible assets and goodwill be evaluated for these new separation requirements. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. In addition, this statement requires that goodwill be tested for impairment at least annually at the reporting unit level. The Company implemented SFAS No. 142 on January 1, 2002. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is required to implement SFAS No. 143 on January 1, 2003. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement retains the previously existing accounting requirements related to the recognition and measurement of the impairment of long-lived assets to be held and used while expanding the measurement requirements of long-lived assets to be disposed of by sale to include discontinued operations. It also expands the previously existing reporting requirements for discontinued operations to include a component of an entity that either has been disposed of or is classified as held for sale. The Company implemented SFAS No. 144 on January 1, 2002. Management does not expect this statement to have a material impact on the Company's consolidated financial position or results of operations.

[16] Reclassification:

Certain reclassifications have been made to the 2000 consolidated statements of financial condition and cash flows to conform to the 2001 presentation.

NOTE B - INVESTMENT IN AFFILIATE

In March 1997, Siebert and two individuals (the "Principals") formed SBS to succeed to the tax-exempt underwriting business of the Siebert Brandford Shank division of Siebert when regulatory requirements permitted. The agreements with the Principals provide that profits will be shared 51% to the Principals and 49% to Siebert. Siebert invested $392,000 as its share of the members' capital of SBS. Effective July 1, 1998, SBS met the regulatory requirements and commenced operations.

NOTE B - INVESTMENT IN AFFILIATE (CONTINUED)

Summarized financial data of SBS is as follows:

	2001	2000	1999
Total assets	$ 8,351,000	$ 3,413,000	$ 10,519,000
Total liabilities including subordinated liabilities of $1,200,000, $1,200,000 and $6,200,000	2,991,000	2,807,000	9,143,000
Total members' capital	5,360,000	605,000	1,376,000
Total revenues	13,968,000	5,568,000	6,535,000
Net income (loss)	4,755,000	(661,000)	204,000

During 2001, 2000 and 1999, Siebert charged SBS $240,000, $240,000 and $265,000 respectively, for rent and general and administrative services, which Siebert believes approximates the cost of furnishing such services.

Undistributed earnings from SBS amounts to $2,234,000 at December 31, 2001.

NOTE C - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

In 1999, Siebert returned $2,000,000 of secured demand notes receivable and $1,000,000 in cash in exchange for the cancellation of $3,000,000 of subordinated notes payable. Interest paid on subordinated borrowings was $120,000 in 1999.

The subordinated borrowings were available in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

	December 31,	
	2001	2000
Equipment	$ 2,179,000	$ 2,077,000
Leasehold improvements	536,000	504,000
Furniture and fixtures	188,000	196,000
	2,903,000	2,777,000
Less accumulated depreciation and amortization	1,200,000	821,000
	$ 1,703,000	$ 1,956,000

Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 amounted to $584,000, $402,000 and $264,000, respectively.

NOTE E - INCOME TAXES

Income tax expense consists of the following:

	Year Ended December 31,		
	2001	2000	1999
Federal income tax provision (benefit):			
Current	$ 1,442,000	$ 4,194,000	$ 2,388,000
Deferred	(203,000)		
	1,239,000	4,194,000	2,388,000
State and local tax provision (benefit):			
Current	710,000	1,662,000	946,000
Deferred	(100,000)		
	610,000	1,662,000	946,000
Total tax provision (benefit):			
Current	2,152,000	5,856,000	3,334,000
Deferred	(303,000)		
	$ 1,849,000	$ 5,856,000	$ 3,334,000

A reconciliation between the income tax expense and income taxes computed by applying the statutory Federal income tax rate to income before taxes is as follows:

	Year Ended December 31,		
	2001	2000	1999
Expected income tax provision at statutory Federal tax rate	$ 1,475,000	$ 4,711,000	$ 2,699,000
State and local taxes, net of Federal tax effect	374,000	1,145,000	635,000
Income tax expense	$ 1,849,000	$ 5,856,000	$ 3,334,000

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the tax treatments of such amounts. The principal items giving rise to deferred tax assets (liabilities) are as follows:

	December 31,	
	2001	2000
Net operating loss carryforward of acquired companies	$ 485,000	$ 511,000
Assets of acquired companies	(974,000)	(1,303,000)
	$ (489,000)	$ (792,000)

Management believes that it is more likely than not that the deferred tax asset will be realized, and therefore no valuation allowance has been provided.

Net operating loss carryforwards of acquired companies amounting to $1,115,000 expire through 2020, utilization of which is subject to annual limitations under Section 382 of the Internal Revenue Code. During 2001, the Company realized a tax benefit of $26,000 relating to utilization of net operating loss carryforwards.

NOTE E - INCOME TAXES (CONTINUED)

In 2001, 2000 and 1999, the Company reduced current taxes payable by $14,000, $57,000 and $3,155,000, respectively, resulting from the deductibility of the difference between the exercise price of nonqualifying stock options granted by the Company and the market value of the stock on the dates of exercise. The tax benefit was recorded as a credit to paid-in capital.

NOTE F - STOCKHOLDERS' EQUITY

Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Siebert has elected to use the alternative method, permitted by the rule, which requires that Siebert maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001 and 2000, Siebert had net capital of approximately $20,900,000 and $17,980,000, respectively, as compared with net capital requirements of $250,000. Siebert claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

The principal shareholder waived her right to receive her portion of dividends declared in 1999 and 2000.

On January 15, 1999, the Company completed a rights offering in which shareholders received one right to purchase one share of the Company's common stock at $7.50 for each share that they owned; approximately 961,000 rights were exercised raising approximately $6,900,000 after the payment of offering expenses of approximately $270,000.

The 1998 Restricted Stock Award Plan (the "Award Plan"), provides for awards of not more than 60,000 shares of the Company's common stock, subject to adjustments for stock splits, stock dividends and other changes in the Company's capitalization, to key employees, to be issued either immediately after the award or at a future date. As provided in the Award Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of one year from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients and are paid upon lapse of the restrictions.

During 1998 and 1999, respectively, the Company awarded employees 38,000 and 3,400 shares under the Award Plan, net of forfeiture of 7,200 and 850 shares. The shares, which vest one year from the dates of grant, were valued at market value on the dates of grant and are being charged to expense over the vesting periods. The Company recorded non-cash compensation charges of $50,000 and $40,000 in 1999 and 2000, respectively, relating to the shares awarded under the Award Plan.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of common stock. Shares will be purchased from time to time in the open market and in private transactions. Through December 31, 2001, 542,800 shares were purchased at an average price of $5.04.

NOTE G - OPTIONS

The Company's 1997 Stock Option Plan (the "Plan") authorizes the grant of options to purchase up to an aggregate of 2,100,000 shares, subject to adjustment in certain circumstances. Both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code, as amended, may be granted under the Plan. A Stock Option Committee of the Board of Directors administers the Plan. The committee has the authority to determine when options are granted, the term during which an option may be exercised (provided no option has a term exceeding 10 years), the exercise price and the exercise period. The exercise price shall generally be not less than the fair market value on the date of grant. No option may be granted under the Plan after December 2007. Generally, employee options vest 20% per year for five years and expire ten years from the date of grant.

NOTE G - OPTIONS (CONTINUED)

A summary of the Company's stock option transactions for the three years ended December 31, 2001 is presented below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of year	494,600	$ 3.93	521,700	$ 4.15	870,800	$ 2.39
Granted	350,000	$ 5.33			34,500	$ 27.33
Forfeited	(23,920)	$ 3.57	(5,600)	$ 22.35	(63,360)	$ 2.31
Exercised	(20,860)	$ 2.31	(21,500)	$ 2.70	(320,240)	$ 2.31
Outstanding - end of year	799,820	$ 5.62	494,600	$ 3.93	521,700	$ 4.15
Exercisable at end of year	309,800	$ 3.32	182,250	$ 3.02	53,840	$ 2.69
Weighted average fair value of options granted		$ 3.99				$ 12.13

The following table summarizes information related to options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.31	388,000	5.42 Years	$ 2.31	277,200	$ 2.31
$ 2.69	36,320	6.08 Years	$ 2.69	17,600	$ 2.69
$ 5.33	340,000	9.08 Years	$ 5.33		
$ 6.63	8,000	6.83 Years	$ 6.63	4,000	$ 6.63
$17.81	7,500	7.25 Years	$17.81	3,000	$17.81
$32.50	20,000	7.33 Years	$32.50	8,000	$32.50
$2.31 - $32.50	799,820	7.12 Years	$ 5.62	309,800	$ 3.32

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions.

	2001	1999
Risk free interest rate	4.98%	5.11%
Expected life of options in years	10.00	3.00
Expected dividend yield	0.00%	0.47%
Expected volatility	62.00%	62.00%

NOTE G - OPTIONS (CONTINUED)

The Company applies APB Opinion 25 and related Interpretations in accounting for its employee/director option grants. Accordingly, no compensation cost has been recognized for its stock option grants. The pro forma effect of applying SFAS No. 123 on net income for the years ended December 31, 2001, 2000 and 1999 is not necessarily representative of the effects on reported net income for future years due to, among other things, (1) the vesting period of stock options and (2) the fair value of additional stock options in future years. Had compensation costs for the Company's stock option grants been determined based on the fair value at the grant dates for awards, the Company's net income and earnings per share would have reduced to the pro forma amounts indicated below.

		Year Ended December 31,		
		2001	2000	1999
Net income	As reported	$2,488,000	$7,999,000	$4,603,000
	Pro forma	$2,217,000	$7,750,000	$4,334,000
Net income per share - basic	As reported	$.11	$.35	$.20
	Pro forma	$.10	$.34	$.19
Net income per share -diluted	As reported	$.11	$.34	$.20
	Pro forma	$.10	$.33	$.19

At December 31, 2001, approximately 1,739,000 shares of the Company's common stock have been reserved for future issuance under the Plan, the Award Plan and for options granted to directors.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements.

Siebert is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2001 settled with no adverse effect on Siebert's financial condition.

NOTE I - COMMITMENTS AND CONTINGENT LIABILITIES

The Company rents office space under long-term operating leases expiring in various periods through 2005. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year Ending December 31,	Amount
2002	$ 696,000
2003	351,000
2004	223,000
2005	223,000
	$ 1,493,000

Rent expense, including escalations for operating costs, amounted to approximately $905,000, $583,000 and $376,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Rent is being charged to expense over the entire lease term on a straight-line basis.

Siebert is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

Siebert sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. Siebert may also make discretionary contributions to the plan. No contributions were made by Siebert in 2001, 2000 and 1999.

Siebert executed a demand note payable in favor of SBS in the amount of $1,200,000 collaterized by approximately $1,300,000 of cash equivalents which are reported as "cash equivalents - restricted". This obligation is not included in the Company's statement of financial condition because it has not been drawn down by SBS.

NOTE J - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the consolidated statements of financial condition for cash, cash equivalents, receivable from broker, accounts payable and accrued liabilities approximate fair value due to the short term maturities of those instruments. Securities owned and securities sold, not yet purchased are carried at market value, in accordance with industry practice for broker-dealers in securities.

NOTE K - SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2001				2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$9,862,000	$8,555,000	$6,974,000	$6,629,000	$13,621,000	$10,598,000	$9,999,000	$10,122,000
Net income	$ 803,000	$1,031,000	$ 225,000	$ 429,000	$ 3,206,000	$ 1,754,000	$1,754,000	$ 1,285,000
Earnings per share:								
Basic	$0.04	$0.05	$0.01	$0.02	$0.14	$0.08	$0.08	$0.06
Diluted	$0.04	$0.05	$0.01	$0.02	$0.14	$0.08	$0.08	$0.06

INDEPENDENT AUDITORS' REPORT

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have audited the accompanying statements of financial condition of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2001 and 2000 and the related statements of operations, changes in members' capital, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Richard A. Eisner & Company, LLP

New York, New York
February 20, 2002

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statements of Financial Condition

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$ 3,159,799	$ 1,578,293
Securities owned, at market value	2,065,717	
Accounts receivable	1,714,607	423,158
Secured demand note	1,200,000	1,200,000
Furniture, equipment and leasehold improvements, net	87,784	76,509
Other assets	123,437	134,555
	$ 8,351,344	$ 3,412,515
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities:		
Payable to broker-dealer	$ 6,904	
Payable to member	76,350	$ 684,773
Accounts payable and accrued expenses	1,708,165	922,356
	1,791,419	1,607,129
Subordinated debt	1,200,000	1,200,000
Members' capital	5,359,925	605,386
	$ 8,351,344	$ 3,412,515

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statements of Operations

	Year Ended December 31,		
	2001	2000	1999
Revenues:			
Investment banking	$ 13,552,953	$ 5,035,926	$ 5,951,419
Trading profits	210,402	269,099	375,655
Interest and other	204,167	263,004	208,194
	13,967,522	5,568,029	6,535,268
Expenses:			
Employee compensation and benefits	6,611,201	3,827,488	3,941,264
Clearing fees	45,343	53,332	63,159
Communications	205,287	236,663	249,795
Occupancy	433,491	379,453	265,542
Professional fees	319,331	167,007	245,595
Interest	153,315	296,561	201,145
General and administrative	1,445,015	1,268,859	1,365,140
	9,212,983	6,229,363	6,331,640
Net income (loss)	$ 4,754,539	$ (661,334)	$ 203,628

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statements of Changes in Members' Capital

Balance - January 1, 1999	$ 2,549,660
Distribution to members	(1,377,296)
Net income	203,628
Balance - December 31, 1999	1,375,992
Distribution to members	(109,272)
Net loss	(661,334)
Balance - December 31, 2000	605,386
Net income	4,754,539
Balance - December 31, 2001	$ 5,359,925

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statements of Cash Flows

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 4,754,539	$ (661,334)	$ 203,628
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	51,892	47,166	33,071
Changes in:			
Securities owned, at market value	(2,065,717)	2,627,667	(1,723,433)
Accounts receivable	(1,291,449)	(63,571)	251,890
Receivable from/payable to member	(608,423)	261,801	514,240
Other assets	11,118	(8,695)	(35,652)
Accounts payable and accrued expenses	785,809	425,922	(1,193,755)
Payable to broker-dealer	6,904	(2,023,631)	1,229,205
Net cash provided by (used in) operating activities	1,644,673	605,325	(720,806)
Cash flows from investing activities:			
Purchase of property and equipment	(63,167)	(33,085)	(44,408)
Cash flows from financing activities:			
Borrowings of subordinated loans	4,000,000		10,000,000
Repayments of subordinated loans	(4,000,000)	(5,000,000)	(5,000,000)
Distribution to members		(109,272)	(1,377,296)
Net cash provided by (used in) financing activities	0	(5,109,272)	3,622,704
Net increase (decrease) in cash and cash equivalents	1,581,506	(4,537,032)	2,857,490
Cash and cash equivalents - beginning of year	1,578,293	6,115,325	3,257,835
Cash and cash equivalents - end of year	$ 3,159,799	$ 1,578,293	$ 6,115,325
Supplemental disclosures of cash flow information:			
Taxes paid	$ 34,672	$ 55,090	$ 67,311
Interest paid	$ 153,315	$ 296,561	$ 201,145

See notes to financial statements

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and basis of presentation:

Siebert, Brandford, Shank & Co., L.L.C. ("SBS" or the "Company"), was formed on March 10, 1997 to engage in the business of tax-exempt underwriting and related trading activities. The Company qualifies as a Minority and Women's Business Enterprise in certain states.

The Company was formed to succeed the tax-exempt underwriting activities business of the Siebert, Brandford, Shank Division of Muriel Siebert & Co., Inc. ("Siebert"), and commenced operations on July 1, 1998. Two individuals (the "Principals") and Siebert are the equity members of the Company. The business arrangement provides that profits will be shared 51% to the Principals and 49% to Siebert. Siebert invested $392,000 and the Principals invested an aggregate of $408,000 as their share of the members' capital of SBS.

[2] Security transactions:

Security transactions, commissions, revenues and expenses are recorded on a trade date basis. Securities owned are valued at market value.

[3] Investment banking:

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[4] Furniture, equipment and leasehold improvements, net:

Furniture and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash equivalents:

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[7] Income taxes:

The Company is not subject to federal income taxes. Instead, the members are required to include in their income tax returns their respective share of the Company's income. The Company is subject to tax in certain state and local jurisdictions.

NOTE B - SUBORDINATED DEBT AND SECURED DEMAND NOTE RECEIVABLE

The subordinated debt at December 31, 2001 and 2000 consists of a note under a Secured Demand Note Collateral Agreement, as amended, payable to Siebert, in the amount of $1,200,000, bearing 10% interest and due August 31, 2003. Interest expense paid to Siebert for each of 2001, 2000, and 1999 amounts to $120,000.

The secured demand note receivable of $1,200,000 is due from Siebert and is collateralized by cash equivalents of approximately $1,300,000 at December 31, 2001 and 2000. Interest earned on the collateral amounted to approximately $69,000, $95,000 and $73,000 in 2001, 2000 and 1999, respectively.

The Company's Revolving Subordinated Loan Agreement with National Financial Services Corporation in the amount of up to $5,000,000, bearing interest at the rate of prime plus 2%, expired in May 2001 and all amounts outstanding have been repaid. No amounts were outstanding as of December 31, 2000.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

	December 31,	
	2001	2000
Equipment	$ 182,917	$ 162,246
Furniture and fixtures	39,398	23,466
Leasehold improvements	45,117	18,553
	267,432	204,265
Less accumulated depreciation and amortization	179,648	127,756
	$ 87,784	$ 76,509

NOTE D - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $6,056,000 and $1,491,000, respectively, which was $5,937,000 and $1,384,000, respectively, in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was .29 to 1 and 1.08 to 1, respectively. The Company claims exemption from the reserve requirements under Section 15c-3-3(k)(2)(ii).

Subsequent to December 31, 2001, the Company distributed $820,000 to its members.

NOTE E - COMMITMENTS AND CONTINGENCY

The Company rents office space under long-term operating leases expiring through 2005. These leases call for base rent plus escalations for taxes and operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2002	$ 310,252
2003	180,112
2004	53,389
2005	29,347
	$ 573,100

Rent expense including taxes and operating expenses for 2001, 2000 and 1999 amounted to $433,491, $379,453, and $265,542, respectively.

SBS, two of its three members and an affiliate of a member have been served in an action relating primarily to a transaction of a firm with which two of the members of SBS were affiliated prior to the formation of SBS. The parties have filed a motion to dismiss the complaint. Based on knowledge of the allegations, the Company is of the opinion that it is without merit and will not have a material adverse effect on SBS.

NOTE F - OTHER

During 1999, 2000 and 2001, the Company was charged $265,000, $240,000 and $240,000, respectively, by Siebert for rent and general and administrative services.

Receive a 10% commission discount on all trades, plus two free trades!

We are pleased to continue the Siebert Shareholder Discount Program. All registered holders of at least 100 shares of Siebert Financial Corp. stock are entitled to receive a 10% commission discount on all trades as well as two free trades in their Muriel Siebert & Co., Inc., brokerage account.* To apply or receive additional information, please contact James in our New Accounts Department at 1-800-872-0711 and identify yourself as a shareholder.

Accounts receive total net equity protection including 100% of your money market fund balances. The first $500,000 of coverage is provided by Securities Investor Protection Corporation (SIPC), up to $100,000 of which can be in cash. Additional protection for cash and securities to supplement SIPC coverage is provided through our clearing agent. **

* Maximum credit $100 per trade. Certain restrictions apply. Please call for details.
** Neither SIPC nor excess coverage protects against a decline in the maket value of securities.

Compare Siebert to Other Leading Brokers!

	SIEBERT	Schwab	Quick & Reilly	TD Waterhouse
Rates/Features				
Standard minimum commission for online limit order	$14.95	$29.95	$23.95	$17.95
Standard minimum commission for broker-assisted equity order	$37.50	$54.95[1]	$62.50/$75*	$45
In *SmartMoney's* top 3 discount brokers for past 4 years	YES	No	No	No
In *Kiplinger's* top 3 online brokers for past 3 years	YES	No	No	No
Free streaming real-time quotes for all online accounts +	YES	No	No	No
Surcharge-free and direct access to local branches	YES	No ++	No*	No
Written service satisfaction guarantee	YES	No	No	No++
Instinet and SelectNet trading access	YES	No	No	No
Fees/Restrictions				
Quarterly inactivity fee	None	$45/$30^	$35	$20
Minimum balance to avoid inactivity fee	None	$50,000	$5,000	$10,000
Minimum activity to avoid inactivity fee	None	8 trades in 12 months	1 trade in 6 months	2 trades in 6 months
Transfer & ship fee	None	$50[2]	$15	$15
Reorganization fee	None	$39/$75[3]	$25	$25

Comparisons based on telephone survey 4/02. Different brokers offer different services. Siebert was ranked in the top three brokers in the 1998, 1999 and 2000 and 2001 *SmartMoney* Discount Broker surveys and the 1999, 2000 and 2001 *Kiplinger's* Online Broker surveys. *SmartMoney* is the Wall Street Journal Magazine of Personal Business, a joint publication of the Hearst Corp. and Dow Jones & Co., Inc. *Kiplinger's* is published by Kiplinger Washington Editors, Inc. Siebert was ranked one of *Money's* 2001 best online brokers. *Money* is published by Time, Inc. SiebertNet received four stars in *Barron's* 2002 Online Brokers Survey. *Barron's* is published by Dow Jones & Co., Inc. [1] Effective June 1, 2002; Currently $39. [2] Effective June 1, 2002; Currently $25. [3] $39 for voluntary; $75 for post-effective as of June 1, 2002. * $75 per trade minimum (listed stocks over $2) for service at local branches. ^ $45 fee for under $5,000; $30 fee for $5,000-$50,000. +We reserve the right to review quote usage to ensure that it is commensurate with account activity. ++ Local branch numbers available upon request only.

Commission Schedule

To meet your individual investing needs, Siebert offers a tiered commission schedule for broker-assisted trades with Share Rates for investors whose typical trades are over $8,000 or 300 shares, and Value Rates for those whose trades are generally smaller. Internet equity trades are $14.95 each, market or limit, up to 1,000 shares and 1.5 cents for each additional share over 1,000.

Share Rate schedule.

- 3 cents per share to buy or sell any exchange-listed stock of any price, with an overriding minimum of $75 per trade.
- 2 cents per share to buy or sell any over-the-counter stock of any price, with an overriding minimum of $60 per trade.

Value Rate schedule.

- Value Rates shown in the chart apply when greater than the following minimums or less than the following maximums. Otherwise, minimum and maximum rates apply.
- Minimum fee per share is $.057 per share on the first 1,000 shares, plus $.028 per share thereafter. Maximum fee per share is $0.45 per share on the first 100 shares, plus $0.47 per share thereafter.
- The commission for stocks and warrants priced below $1 is the greater of either 5% of the principal amount of the transaction or a penny and a half per share, with an overriding minimum of $37.50 per trade.

Value Rates (Minimum $37.50 per trade)

Transaction Size	Commission Rate
$0-2,500	$21 + 1.32% of Principal
$2,501-6,000	$36 + .42% of Principal
$6,001-22,000	$56 + .23% of Principal
$22,001-50,000	$73 + .16% of Principal
$50,001-500,000	$114 + .08% of Principal
$500,001+	$194 + .06% of Principal

Option commission schedule. Siebert offers the following discounted commission schedule for investors who make their own decisions when purchasing or selling listed equity or index options. The commission is based upon both the number of contracts in the individual trade and the option trading price.

Option trading below $1. Our commission charge for options priced below $1 is just $2 per contract, subject to a minimum charge of $34 per order.

Negotiable rates. We will be pleased to negotiate a special rate for option investors who regularly trade 20 or more contracts. If you have an active or large account and you wish to negotiate a special rate schedule for option trading, please call our New Accounts Department for assistance at 1-800-872-0711.

ALL OPTION TRANSACTIONS ARE SUBJECT TO AN OVERRIDING MINIMUM COMMISSION CHARGE OF $34.

Option Price / No. of Options	$1	$2	$3	$4	$5	$6	$7	$8	$9	$10 & Over
1	$34	$34	$34	$34	$34	$34	$34	$34	$34	$34
2	34	34	34	34	34	34	35	36	37	38
3	34	34	34	34	36	37	40	42	43	45
4	34	34	35	37	39	42	46	48	52	55
5	34	34	38	42	45	47	52	58	62	65
6	34	38	43	50	53	58	63	68	73	75
7	35	42	49	55	60	64	68	75	80	85
8	37	46	53	57	65	70	78	82	85	88
9	40	50	57	60	70	77	84	86	88	90
10	43	54	60	65	75	82	88	92	95	98
15	48	58	65	75	90	99	107	113	120	127
20	53	65	77	90	105	120	130	140	150	160
25	60	73	84	100	115	130	145	165	180	195
30	70	85	100	115	130	150	170	190	210	230
35	85	95	105	125	145	165	190	215	240	265
40	95	105	110	135	160	185	215	245	275	300
45	105	115	120	145	170	200	230	260	295	335
50	115	125	130	155	180	220	260	300	335	370

Corporate bond commission schedule. This schedule is for agency transactions only and is subject to an overriding minimum commission charge of $35 for listed corporate bonds.

- Up to 49 bonds - $3.50 per bond
- *From 50-99 bonds - $3.00 per bond
- 100 bonds or more - $2.50 per bond

* We individually negotiate commissions on any trade of 50 bonds or more.

OFFICERS

Muriel F. Siebert
Chairwoman & President

Daniel Jacobson
Vice Chairman

Nicholas P. Dermigny
Executive Vice President
Chief Operating Officer

Mitchell Cohen
Executive Vice President
Chief Financial Officer

Daniel Iesu
Secretary

DIRECTORS

Muriel F. Siebert
Chairwoman & President

Nicholas P. Dermigny
Executive Vice President
Chief Operating Officer

Patricia L. Francy
Treasurer and Controller
Columbia University

Daniel Jacobson
Vice Chairman

Jane H. Macon, Esq.
Partner
Fulbright & Jaworski L.L.P.

Nancy S. Peterson
President & Chief Executive Officer
Peterson Tool Company, Inc.

Transfer Agent
American Stock Transfer & Trust Company

Independent Auditor
Richard A. Eisner & Company, L. L. P.

Offices in:

Beverly Hills
9693 Wilshire Boulevard, Beverly Hills, CA 90212
Telephone: 1.800.995.7880 Fax: 310.788.7888

Boca Raton
4400 North Federal Highway, Suite 106D, Boca Raton, FL 33431
Telephone: 1.800.728.3352 Fax: 561.368.9750

Ft. Lauderdale
6210 North Federal Highway, Ft. Lauderdale, FL 33308
Telephone: 1.888.401.5486 Fax: 954.489.9224

Jersey City
111 Pavonia Avenue, Jersey City, NJ 07310
Telephone: 1.800.559.9193 Fax: 201.239.5741

New York Headquarters
885 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 1.800.872.0711 Fax: 212.486.2784

Naples
400 Fifth Avenue South, Suite 100, Naples, FL 34102
Telephone: 1.800.293.3891 Fax: 941.435.9788

Palm Beach
240A South County Road, Palm Beach, FL 33480
Telephone: 1.800.909.4503 Fax: 561.802.4444

Surfside
9569 Harding Avenue, Surfside, FL 33154
Telephone: 1.800.773.2980 Fax: 305.868.5670

Women's Financial Network at Siebert
885 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 1.877.936.4968 Fax: 212.486.2784

Siebert Brandford Shank offices located in
Chicago ◦ Dallas ◦ Detroit ◦ Houston ◦ Los Angeles
Miami ◦ New York ◦ San Francisco ◦ Seattle ◦ Washington D.C.

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www.siebertnet.com

SIEBERT

MURIEL SIEBERT & CO., INC.

Member NYSE/NASD/SIPC ◦ Established 1967 ◦ Nasdaq symbol SIEB